# SEC Schedule 13D/A (Amendment No. 38) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVR Energy, Inc., CIK 0001376139
CUSIP: 12662P108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0001104659-12-002044
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 70,125,482; sole dispositive power 0; shared dispositive power 70,125,482; aggregate amount beneficially owned 70,125,482 (69.8% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 70,125,482; sole dispositive power 0; shared dispositive power 70,125,482; aggregate amount beneficially owned 70,125,482 (69.8% of the class)
- CARL C. ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 70,125,482; sole dispositive power 0; shared dispositive power 70,125,482; aggregate amount beneficially owned 70,125,482 (69.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: CVR Energy, Inc.
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Comment: The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by CVR Energy, Inc. (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

The percentages set forth on the cover pages are based on 100,530,599 outstanding Shares as of February 14, 2025, as set forth in the Issuer's Annual Report on Form 10-K filed on February 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth all transactions with respect to the Shares by any Reporting Person since the filing of Amendment No. 37 to the Schedule 13D on April 7, 2025, which consist of purchases by American Entertainment Properties Corp., including purchases pursuant to the previously announced Rule 10b5-1 trading plan. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Shares since the filing of Amendment No. 37 to the Schedule 13D.

## Signatures
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (04/15/2025)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (04/15/2025)
- CARL C. ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (04/15/2025)